Exhibit (e)

EAGLE POINT ENHANCED INCOME TRUST

DISTRIBUTION REINVESTMENT PLAN

Introduction

This Distribution Reinvestment Plan (“Plan”) for EAGLE POINT ENHANCED INCOME TRUST (the “Fund”) permits a holder of the Fund’s common shares of beneficial interest (each, a “Common Share” and, collectively “Common Shares”) to elect to participate in the Plan (i.e., “opt-in”) (each, a “Participant” and collectively, “Participants”). For any Participant, dividends and/or distributions on such Shareholder’s Common Shares will be reinvested by the Fund’s dividend disbursing agent (“Dividend Disbursing Agent”), as agent for Shareholders in administering the Plan, in additional Common Shares, as set forth below. Participation in the Plan is completely voluntary, and may be terminated or resumed at any time without penalty by notice if received and processed by the Dividend Disbursing Agent prior to the dividend record rate; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Some brokers may automatically elect to receive cash on a Shareholder’s behalf and may re-invest that cash in additional Common Shares. If a Shareholder wishes for all dividends declared on its Common Shares to be automatically reinvested pursuant to the Plan, such Shareholder should complete and submit the opt-in Plan request form.

Plan Details

1.       The Dividend Disbursing Agent will reinvest Common Shares into the account of each Participant in the Plan in the same name in which such Participant is registered. Whenever the Fund declares a dividend or other distribution (together, a “Dividend”) payable in cash, non-participants in the Plan will receive cash and Participants will receive the equivalent in Common Shares. The Common Shares will be acquired by the Dividend Disbursing Agent for the Participants' accounts through receipt of additional unissued but authorized Common Shares from the Fund (“Newly Issued Common Shares”). Participants may elect to reinvest Dividends in Common Shares or receive Dividends in cash.

2.       Newly Issued Common Shares will be issued at their net asset value (“NAV”) determined on the valuation date fixed by the Board of Trustees of Fund for such distribution. It is contemplated that the Fund will pay monthly dividends. No upfront sales load will be payable with respect to Common Shares purchased pursuant to the Plan. Participants in the Plan may purchase fractional Common Shares so that 100% of the Dividends will be used to acquire Common Shares.

3.       The Dividend Disbursing Agent maintains all Participants’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Participants for tax records. Common Shares in the account of each Participant will be held by the Dividend Disbursing Agent on behalf of the Participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan.

4.            In the case of shareholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the Dividend Disbursing Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record shareholder’s name and held for the account of beneficial owners who participate in the Plan.

5.            There will be no charges with respect to Common Shares issued directly by the Fund. The automatic reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

6.            The Fund reserves the right to amend or terminate the Plan. There is no direct service charge to Participants with regard to purchases in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the Participants.

7.            All correspondence or questions concerning the Plan should be directed to the Dividend Disbursing Agent. Opt-in and opt-out forms will be provided by the Dividend Disbursing Agent or the Fund.